                                   UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



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                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           The John Nuveen Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 478035 10 8
                           -----------------------
                                 (CUSIP Number)

                            Alan G. Berkshire, Esq.
                             333 West Wacker Drive
                            Chicago, Illinois 60606
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 31, 2002
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 478035 10 8

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Timothy R. Schwertfeger
         ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]
                                                                                                                  (b) [ ]



3      SEC USE ONLY



4      SOURCE OF FUNDS*

         SC & PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]



6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                           7      SOLE VOTING POWER

                                   994,739

                           8      SHARED VOTING POWER

   NUMBER OF SHARES                190,984*
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH
                                   994,739

                          10      SHARED DISPOSITIVE POWER

                                   190,984*

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,185,723

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.2%

    14      TYPE OF REPORTING PERSON*

              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*The shares set forth are beneficially owned by Mr. Schwertfeger and his spouse
M. Gail Waller as joint tenants with right of survivorship.

                                  SCHEDULE 13D


CUSIP No. 478035 10 8

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         M. Gail Waller
         ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]
                                                                                                                  (b) [ ]



3      SEC USE ONLY



4      SOURCE OF FUNDS*

         SC & PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]



6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                           7      SOLE VOTING POWER

                                  -0-

                           8      SHARED VOTING POWER

   NUMBER OF SHARES               190,984*
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH
                                  -0-

                          10      SHARED DISPOSITIVE POWER

                                  190,984*

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            190,984*

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.8%

    14      TYPE OF REPORTING PERSON*

            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


*See footnote on page 2.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The John Nuveen Company, a Delaware corporation (the "Company"). The Company's principal executive office is located at 333 West Wacker Drive, Chicago, Illinois 60606.

ITEM 2. IDENTITY AND BACKGROUND

     (a) Timothy R. Schwertfeger and M. Gail Waller

     (b) 333 West Wacker Drive, Chicago, Illinois 60606.

     (c) Mr. Schwertfeger is a Chief Executive Officer, Chairman and Director of the Company. The Company's principal executive office is located at 333 West Wacker Drive, Chicago, Illinois 60606. Ms. Waller is an attorney who also serves on a number of charitable boards of directors. Her address is as shown above, care of Mr. Schwertfeger.

     (d) Neither Mr. Schwertfeger nor Ms. Waller have been convicted in any criminal proceeding during the last five years (excluding traffic violations or other similar misdemeanors).

     (e) During the last five years, neither Mr. Schwertfeger nor Ms. Waller have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected either of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

     (f) Mr. Schwertfeger and Ms. Waller are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All of the 1,185,723 shares of Class A Common Stock beneficially owned by Mr. Schwertfeger have been acquired by him through grants of restricted stock and non-qualified stock options under the Nuveen 1992 Special Incentive Plan (the "Incentive Plan"), and the 1996 Equity Incentive Award Plan (the "1996 Plan") and or through various open market purchases of an aggregate of 28,650 shares and the exercise of options to purchase 330,000 shares of Class A Common Stock through delivery of previously owned shares to pay the option exercise price and the withholding of shares to satisfy the required tax withholding in connection with such exercise. As a result, Mr. Schwertfeger received 162,634 shares of Class A Common Stock. On May 27, 1992, the date of the closing of the initial public offering of Class A Common Stock (the "Offering"), the Compensation Committee of the Board of Directors (the "Compensation Committee") awarded initial grants ("Initial Grants") under the Incentive Plan to key executive officers of the Company. Mr. Schwertfeger's Initial Grant under the Incentive Plan included 315,900 restricted shares of Class A Common Stock and non-qualified stock options for 330,000 shares of Class A Common Stock, of which all options have become exercisable. Non-qualified stock options to purchase 330,000 shares and 187,500 shares, respectively, of Class A Common Stock were granted by the Compensation Committee on February 26, 1996 under the 1996 Plan, all of which options have become exercisable and non-qualified stock options to purchase 126,540 shares of Class A Common Stock were granted by the Compensation Committee on February 28, 1998 under the 1996 Plan, which become exercisable on February 25, 2001. Non-qualified stock options to purchase 34,799 shares of Class A Common Stock were granted by the Compensation Committee on January 11, 1999 under the 1996 Plan, which became exercisable on January 11, 2002. Figures for Mr. Schwertfeger exclude 66,000 shares of restricted stock, granted under the 1996 Equity Incentive Award Plan. Mr. Schwertfeger does not have voting or investment power with respect to such restricted shares because the restrictions thereon have not yet lapsed and are not scheduled to lapse within 60 days. All shares adjusted for September 2001, 3 for 2 stock split.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the Incentive Plan and the 1996 Plan is to enable the Company to attract and retain exceptionally qualified officers and other key employees upon whom the sustained growth and profitability of the Company will depend in large part, to provide incentive for such individuals to enhance the value of the Company for the benefit of the stockholders, and to strengthen the mutuality of interests between participants and the Company's stockholders by providing equity-based incentive awards.

     Depending on market conditions and applicable legal restrictions existing at the time, Mr. Schwertfeger may from time to time increase his beneficial ownership of shares of Class A Common Stock through open market transactions (including brokerage transactions on the New York Stock Exchange) or by other types of transactions. Mr. Schwertfeger may also from time to time dispose of shares of Class A Common Stock beneficially owned by him in open market transactions, in conjunction with a registration statement filed by the Company or otherwise.

     Except as described in this Item 4, Mr. Schwertfeger does not have any present plans or proposals which relate to or would result in any action or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Mr. Schwertfeger reserves the right to change his plans or intentions at any time and to take all actions he may deem appropriate in the circumstances.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Schwertfeger is the beneficial owner of 1,185,723 Class A Common Shares, including 994,739 shares issuable upon the exercise of stock options which are currently exercisable. Based on the number of shares of Class A Common Stock outstanding as of January 1, 2002 and such 994,739 shares subject to Mr. Schwertfeger's stock options, such 1,185,723 shares represent approximately 10.2% of the Class A Common Stock. All shares adjusted for September 2001, 3 for 2 stock split.

     (b) Mr. Schwertfeger has sole power to vote or direct the vote or to dispose or direct the disposition with respect to 994,739 shares of Class A Common Stock beneficially owned by him which are unissued shares subject to currently exercisable stock options. Mr. Schwertfeger has shared power to vote or direct the vote and to dispose or direct the disposition of the remaining 190,984 shares which shares are held in joint tenancy with rights of survivorship with his wife Gail Waller and consist of outstanding shares that are no longer subject to restrictions on transferability or a risk of forfeiture under the Incentive Plan and shares purchased in open market transactions. Additionally, Mr. Schwertfeger holds 1,500 shares of Class A Common Stock in which he is the custodian for his son under the Illinois Uniform Transfer to Minors Act. All shares adjusted for September 2001, 3 for 2 stock split.

     (c) During the past 60 days the following shares have become subject to exercisable stock options or have vested, pursuant to the vesting schedule described below, on the dates indicated:


                                 Number of Option
                                 Shares Becoming
            Date                  Exercisable
            -----------------    ----------------

            January 11, 2002          34,799

     The exercise price for all such option shares is $25.00 per share.

     (d)  See Item 6.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following summary of contracts, arrangements, understandings or relationships of Mr. Schwertfeger with respect to securities of the Company does not purport to be complete and is qualified in its entirety by reference to the documents filed as Exhibits to this statement.

     Of the shares shown as owned by Mr. Schwertfeger, 315,900 shares were originally awarded as restricted shares under the Issuer's 1992 Incentive Plan, 162,634 shares were obtained upon the exercise of non-qualified stock options awarded under the Issuer's 1992 Incentive Plan, 644,040 shares are obtainable upon the exercise of non-qualified stock options awarded under the Issuer's 1996 Plan. The total excludes 66,000 shares which were originally awarded as restricted stock under the Issuer 1996 Plan with respect to such restricted shares which does not have voting or investment power because the restrictions thereon have not yet lapsed and are not scheduled to lapse within 60 days. The exercise price for the options awarded under the 1992 Incentive Plan is $12.00 per share, the exercise price for 517,500 options awarded under the 1996 Plan is $20.00 per share, the exercise price for 126,540 options awarded under the 1996 Plan is $23.7083 per share and the exercise price for 34,799 options awarded under the 1996 Plan is $25.00 per share. (All options granted under the 1992 Incentive Plan have been exercised.) The 517,500 options awarded under the 1996 Plan expire, if not previously exercised, on February 23, 2006, 126,540 options awarded under the 1996 Plan expire, if not previously exercised, on February 25, 2008. The 34,799 options awarded under the 1996 Plan expire, if not previously exercised, on January 11, 2009. All of the restrictions on the shares originally awarded as restricted shares have lapsed, and such shares are no longer subject to any of the provisions of the 1992 Incentive Plan. The restrictions on the 66,000 restricted shares awarded under the 1996 Plan have not lapsed, and are not scheduled to lapse within the next 60 days. All of the outstanding options to acquire Class A Common Stock described above are subject to the terms of the 1996 Plan, as applicable. Copies of the 1992 Incentive Plan and the 1996 Incentive Plan have been filed as exhibits to this Schedule 13D. All shares adjusted for September 2001, 3 for 2 stock split.

     Except as described in Item 4 and in this Item 6, Mr. Schwertfeger is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any shares of Class A Common Stock of the Company, including but not limited to transfer or voting of any shares of Class A Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except as provided in the Incentive Plan and the 1996 Plan, Mr. Schwertfeger has not pledged or otherwise subjected any shares of Class A Common Stock held by him to a contingency the occurrence of which would give another person voting power or investment power over such securities. Ms. Waller is not subject to any contracts or arrangements with response to any shares of the Class A Common Stock of the Company.

ITEM 7. MATERIAL FILED AS EXHIBITS

        Exhibit 1. The Nuveen 1992 Special Incentive Plan, previously filed on May 31, 1996 as Exhibit 1 to Form 13-D for Mr.
                     Schwertfeger and is incorporated herein by reference.

        Exhibit 2. The 1996 Equity Incentive Award Plan, previously filed on May 23, 1996 as Exhibit A to the Company's Proxy Statement, and is incorporated herein by reference.

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 14, 2002                               /s/ TIMOTHY R. SCHWERTFEGER
-----------------                               --------------------------------
   Date                                         Timothy R. Schwertfeger


                                                /s/ M. GAIL WALLER
                                                --------------------------------
                                                M. Gail Waller

CUSIP NO.  478035108

                                   EXHIBIT A
                                       TO
                                  SCHEDULE 13D

                      Agreement Relating to the Filing of
                   Joint Statements Pursuant to Rule 13d-1(k)
                   ------------------------------------------


    Pursuant to Rule 13d-1(k) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the
Schedule 13D Statement to which this Exhibit is attached is filed on their behalf in the capacities set out herein below.

Dated: February 14, 2002


                                                /s/ TIMOTHY R. SCHWERTFEGER
                                                -----------------------------
                                                Timothy R. Schwertfeger



                                                /s/ M. GAIL WALLER
                                                -----------------------------
                                                M. Gail Waller

CUSIP NO. 478035108



                                   EXHIBIT B
                                       TO
                                  SCHEDULE 13D
                                  ------------

    The following is a complete and accurate list of each number of the group:


        1. Timothy R. Schwertfeger
        2. M. Gail Waller